Exhibit 99.1

News Release

Orla Mining Announces Appointment of New Chief Sustainability Officer

VANCOUVER, BC, Dec. 9, 2024 /CNW/ - Orla Mining Ltd. (TSX: OLA) ("Orla" or the "Company") is pleased to announce the appointment of Dr. Silvana Costa as the Company's new Chief Sustainability Officer, effective January 13, 2025. In this role, Dr. Costa will have executive level responsibility for Orla's Environmental, Social, and Governance (ESG) efforts, in addition to guiding the Company's internal and external stakeholder relationships.

Orla's growth into an intermediate gold producer has been enabled by a strong commitment to sustainability and the integration of social responsibility into its decision-making process. This dedication to sustainability is reflected in the key role of the Chief Sustainability Officer which is positioned on Orla's executive team.

Dr. Costa brings over 20 years of experience across various roles within the mining industry. She began her career in Brazil before relocating to Canada, where she earned a Master's in Environmental Design and Planning from the University of Calgary and a PhD in Philosophy at the Norman B. Keevil Institute of Mining Engineering at the University of British Columbia. Dr. Costa has held senior management positions at the British Columbia Ministry of Energy, Mines, and Petroleum Resources, as well as ESG leadership roles at companies such as Teck Resources, Equinox Gold, First Majestic Silver, and New Gold. Her commitment to the industry extends to work with organizations like the Association for Mineral Exploration (AME) British Columbia and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). In recognition of her contributions, she received the 2022 AME Robert R. Hedley Award for Excellence in Environmental and Social Responsibility and was recently named one of the 2024 100 Global Inspirational Women in Mining by Women in Mining UK.

Dr. Costa succeeds Chafika Eddine, who joined Orla in 2022 and has left the Company to pursue her doctoral studies and further her passion for advancing sustainability at a global level. The Company extends its sincere gratitude to Ms. Eddine who has been an integral part of Orla's leadership team, driving transformative initiatives that have strengthened the Company's commitment to responsible mining, community engagement, and environmental stewardship.

"We are pleased that Silvana has chosen to join the Orla team to continue and expand the work begun by Chafika to deliver positive benefits to all our stakeholders," said Jason Simpson, President and Chief Executive Officer of Orla. "I would like to thank Chafika for her contributions to Orla in establishing our Toward 2030 Sustainability Strategy and publishing our inaugural Sustainability Report in 2023, which were fundamental in laying the groundwork for our sustainability efforts," added Mr. Simpson.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 139,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. Orla has also entered into a definitive agreement with a subsidiary of Newmont Corporation to acquire the Musselwhite Mine, located in Ontario, Canada. This transaction is subject to certain conditions and is expected to close in the first quarter of 2025. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including the Company's strategy and objectives. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, the risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

For further information: For further information, please contact: Jason Simpson, President & Chief Executive Officer, Andrew Bradbury, Vice President, Investor Relations & Corporate Development, www.orlamining.com, info@orlamining.com

CO: Orla Mining Ltd.

CNW 06:00e 09-DEC-24